Filed pursuant to Rule 433
Registration No. 333-172508
April 25, 2011

Bioanalytical Systems, Inc.

5,000 6% Series A Convertible Preferred Shares
(and _____ Common Shares underlying the 6% Series A Convertible Preferred Shares)
_____ Warrants
(and _____ Common Shares underlying the Warrants)

To Prospective Investors in the Above-referenced Offering:

In the course of our marketing efforts in connection with the securities being offered by the Company pursuant to the Preliminary Prospectus dated April 20, 2011 filed as part of the Company's Registration Statement on Form S-1 and previously delivered to you, many prospective investors have requested information regarding the Company's continued confidence in the estimated financial results for its fiscal year ended September 30, 2011 that were included in the Investor Presentation dated March 18, 2011 (see the attached slide from that presentation) and the preliminary results for its second fiscal quarter ended March 31, 2011.

The Company expects to report total revenues of approximately $8.4 million and net income of approximately $483,000 for the quarter ended March 31, 2011.  These amounts are in line with the Company's expectations for the second quarter, and represent a 4% increase in total revenues and a 50% increase in net income from the amounts reported for the first quarter of fiscal 2011, and a 21.5% increase in total revenues and a $1.7 million improvement over the net loss reported for the second quarter of fiscal 2010.

The Company also expects to report quarter-to-quarter improvement in its earnings before interest, income taxes, depreciation and amortization, commonly known as "EBITDA", from approximately $1.1 million in the first quarter of fiscal 2011, to approximately $1.2 million in the second quarter of fiscal 2011, an increase of 9%.

Based in part on these preliminary results, the Company remains confident that it will achieve the estimated financial results presented in the March 18, 2011 Investor Presentation.

The financial results for the second quarter of fiscal 2011 included in this communication are preliminary and subject to change.  The Company is in the process of finalizing its financial results for the second quarter and plans to report results and give more in-depth information during its quarterly results call on May 11, 2011.

Non-GAAP Financial Measures

EBITDA is presented because we believe that it is an important metric for evaluating our operating performance. Moreover, EBITDA facilitates comparison of our results of operations with companies in our industry which may have different capital structures. EBITDA excludes the effects of financing and investing activities by eliminating the effects of interest, income taxes, depreciation, and amortization. In addition, certain of these items may vary significantly from period to period and may have a disproportionate effect in a given period, which may affect the comparability of the results.

EBITDA is a non-GAAP financial measure.  Investors are cautioned that the usefulness of EBITDA is limited by the fact that it excludes items which have or have had an effect on our overall financial performance, including the effects of our capital structure and the nature of our assets and liabilities.  Due to these limitations, we use EBITDA only in addition to and in conjunction with results presented in accordance with GAAP. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Further, because non-GAAP financial measures are not standardized, it may not necessarily be possible to compare our use of EBITDA with non-GAAP financial measures having the same or similar names used by other companies.  A reconciliation of EBITDA to the most directly comparable GAAP measure is attached to this communication.

Forward Looking Statements

Matters discussed in this communication contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this document, the words "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions identify such forward-looking statements.  These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results, performance or achievements to differ materially from those contemplated, expressed or implied by such forward-looking statements.  These factors include, but are not limited to, risks and uncertainties associated with the impact of economic, competitive and other factors affecting the Company and its operations, markets, products and customers, and other factors detailed in the prospectus for the offering to which this communication relates and periodic reports filed by the Company with the SEC.

Registration Statement Information

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  The Company or the placement agent will arrange to send you the prospectus if you request it by calling (305) 572-4200.  Alternatively, you may access these documents through the “investor relations” section of the Company’s website at www.basinc.com.

April 25, 2011

Attachment A from March 18, 2011 Investor Presentation

Financials – Income Statement & Projections

BASi
Your Scientific Connection

BASi is poised to have a strong 2011, having recently given guidance that they will become profitable and have sales of $35.1M, an increase of 15% over the previous year.

- The pace of new contracts is increasing
- Company believes that the Cash-Flow break-even number is $28.0M

BASi Income Statement & Projections (in Millions USD)

	2010[1]	2011E[2]
Revenue	$30.5	**$35.1**
Cost of Goods Sold (COGS)	$21.6	**$23.4**
Gross Profit	$8.9	**$11.7**
EBITDA	$2.4	**$5.1**
Net Income	($0.9)	**$1.6**
Basic EPS	($0.2)	**$0.3**[3]

(1) 2010 numbers are for the trailing 12 months ended as of December 31st, 2010
(2) 2011 Estimates for the Fiscal Year ending September 30th, 2011
(3) 2011E Basic EPS based on 4,915,318 total shares outstanding
(4) The following is a reconciliation of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to Net Earnings for the twelve months ended December 31, 2010 as presented elsewhere in this presentation (in millions):

Net Loss		$ (0.9)
Add:	Interest	1.0
	Depreciation & Amortization	2.3
	EBITDA	$ 2.4

Bioanalytical Systems Inc. (NASDAQ:BASI)

Page 17

Attachment B – EBITDA Reconciliation

BASi First Two Quarters Fiscal 2011

	Fiscal Quarter Ended
	Dec 31, 2010	Mar 31, 2011
	(in thousands, unaudited)

Revenues	$8,010	$8,423

Net Earnings	$310	$483

Interest	$235	$168
Depreciation and Amortization	$530	$519

EBITDA	$1,075	$1,170